Exhibit 1

Media Release

12 August 2010

Group Executive Changes

The Westpac Group today announced that, after a distinguished career spanning nearly 30 years with St.George, Greg Bartlett will be retiring as St.George’s CEO, effective 1 December 2010.

Mr Bartlett joined St.George in 1982 and has held a variety of senior positions during his career, including 18 years on the Executive Management Committee. Before being appointed St.George’s CEO on 1 December 2008, he was Group Executive Institutional and Business Banking for nine years and prior to that he led the Group Treasury & Capital Markets Division.

Westpac CEO, Gail Kelly, thanked Mr Bartlett for his significant contribution to St.George over many years.

“Greg is an excellent banker and it has been a real privilege for me to have worked with him over the best part of the last decade. He has led St.George with great passion for the brand and dedication to the bank’s customers, staff and local communities.

“The Westpac/St.George merger has exceeded our already high expectations, and this is in no small part due to Greg’s efforts. Under his leadership St.George has continued to build on the distinct brand attributes that make it so successful, and its customer advocacy remains the highest of the five largest banks.

“He will leave St.George in great shape,” Mrs Kelly said.

Mr Bartlett said it had been a privilege to lead St.George and its 6,000 staff. “We knew we had a critical role to play in making the Group’s multi-brand strategy a success and I am very proud of what our people have been able to achieve while at the same time preserving our unique customer service culture. Our people are our heart and soul. I know that the team will continue to ensure that St.George goes from strength to strength.

“However, with the merger bedded down the time is now right to step back from day to day executive life and pass on the baton. I wish Gail and my colleagues every success for the future,” he said.

Mrs Kelly also announced that Rob Chapman will be appointed Chief Executive of St.George to take effect when Mr Bartlett retires on 1 December 2010.

Mr Chapman is currently CEO of BankSA, a position he has held with distinction for over 8 years. During that time BankSA has maintained a continuous record of double digit growth in cash earnings. He has also served on the Executive Committee of St.George throughout that period. (For further details regarding Mr Chapman, see attachment.)

Westpac Banking Corporation

ABN 33007457141

“We are very fortunate to have an executive of Rob’s calibre ready to step into the role as St.George’s CEO,” Mrs Kelly said.

“His deep multi-brand expertise at St.George and BankSA, combined with exceptional banking and commercial acumen, make Rob an ideal appointment,” she said.

A new CEO of BankSA will be announced shortly.

Ends.

For Further Information

David Lording

Media Relations

Westpac

02 8253 3510

0419 683 411

Attachment

Rob CHAPMAN Assoc Dip Bus, FAICD, F Fin

Rob Chapman was appointed Managing Director of BankSA in July 2002 and has also been a Group Executive of St.George Bank (now a part of the Westpac Group) for the last eight years. Rob is a financial services industry specialist with extensive experience in financial planning, insurance, banking, sales and management.

Rob holds the following positions:

•      Adelaide Football Club (Chairman);

•      Business SA (Past President — 2005/07);

•      CEDA SA (Past President — 2003/06);

•      UniSA MBA Program (Chairman);

•      Economic Development Board (Member since September 2008); and

•      An ambassador for the children’s charity “cando4kids”.

Previous executive appointments include —

•                  Commonwealth Bank of Australia
(Regional General Manager [WA, SA/NT]; Regional Manager, Victoria);

•      Colonial State Bank (General Manager, Southern Australia); and

•      Prudential Corporation (Manager, SA&NT).

Rob Chapman was recognised for his consistent pursuit of excellence and outstanding contribution to South Australia with the 2005 SA Great Award for Business.

Qualifications                                              Associate Diploma in Business (SA Institute of Technology [1982])
Australian Institute of Company Directors (Fellow)
Financial Services Institute of Australasia (Fellow)

Rob is married to Lisa and they have four children.